Exhibit 99.76

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED NOVEMBER 30, 2018

(Expressed in Canadian Dollars unless otherwise stated)

February 28, 2019

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc. (the "Company" or "GoldMining"), for the year ended November 30, 2018, should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the years ended November 30, 2018 and 2017, copies of which are available on SEDAR at www.sedar.com.

The Company's financial statements for the year ended November 30, 2018, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise stated, all information contained in this MD&A is as of February 28, 2019.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, references to "R$" are to Brazilian Reals and references to "COP" are to Colombian Pesos. References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof; (iv) future acquisition strategy; (v) mineral resource estimates; and (vi) the Company's strategy and future business plans. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may, "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including assumptions about general business and economic conditions, the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral options, commodities prices, the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof, and the Company's ability to identify, complete and integrate additional mineral interests on reasonable terms or at all. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: the Company's limited operating history; general economic conditions; the Company not being able to obtain necessary financing on acceptable terms or at all; the Company losing or abandoning its property interests; the Company's properties being in the exploration stage and without known bodies of commercial ore; the Company being able to obtain or maintain all necessary permits, licenses and approvals; environmental laws and regulations becoming more onerous; potential defects in title to the Company's properties; fluctuating exchange rates; fluctuating commodities prices; operating hazards and other risks of the mining and exploration industry; competition; potential inability to find suitable acquisition opportunities and/or complete the same; and other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" herein. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Business Overview

GoldMining is a mineral exploration company with a focus on the acquisition, exploration and development of projects in the Americas. GoldMining's projects include its La Mina and Titiribi Gold-Copper Projects, both located in the Department of Antioquia, Colombia; its Whistler Gold-Copper Project, located in Alaska, United States; its Cachoeira, Surubim, Boa Vista, Batistão, Montes Aureos, Trinta and São Jorge Gold Projects, located in the States of Pará and Mato Grosso, northern Brazil; its Rea Uranium Project, located in the western Athabasca Basin in northeast Alberta, Canada; its Yellowknife Gold Project, located in the Northwest Territories, Canada; and its Crucero Gold Project, located in southeastern Peru.

Effective June 19, 2018, GoldMining Inc.'s common shares (the "GoldMining Shares") and common share purchase warrants, which expired on December 31, 2018 (the "December Warrants") were listed on the Toronto Stock Exchange (the "TSX") under the symbols "GOLD" and "GOLD.WT", respectively, and traded on the OTCQX International Market (the "OTCQX") under the symbols "GLDLF" and "GLDWF", respectively, and on the Frankfurt Stock Exchange under the symbol "BSR". Prior to June 19, 2018, the GoldMining Shares and December Warrants were listed on TSX Venture Exchange (the "TSX-V") under the symbols "GOLD" and "GOLD.WT", respectively. As at December 31, 2018, the December Warrants expired and were delisted from the TSX and OTCQX. As at November 30, 2018, the head office and principal address of the Company was Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing its existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for the Company's shareholders. In furtherance of this strategy, since 2013, the Company has completed the following acquisitions:

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in November 2013, the Company acquired 100% of the outstanding shares of Brazilian Gold Corporation ("BGC"), which resulted in the acquisition of several projects, including the São Jorge Gold Project (the "São Jorge Project"), the Surubim Gold Project (the "Surubim Project"), the Boa Vista Gold Project (the "Boa Vista Project"), the Batistão Gold Project (the "Batistão Project") and the Rea Uranium Project (the "Rea Project");

●	in August 2015, the Company acquired the Whistler Gold-Copper Project (the "Whistler Project") from Kiska Metal Corporation,;

●	in September 2016, the Company acquired the Titiribi Gold-Copper Project (the "Titiribi Project") from Trilogy Metals Inc., formerly NovaCopper Inc.;

●	in May 2017, the Company acquired 100% of the outstanding shares of Bellhaven Copper and Gold Inc. ("Bellhaven"), which included its La Mina Gold Project (the "La Mina Project");

●	in July 2017, the Company acquired 100% of the Yellowknife Gold Project and nearby Big Sky Property (the "Yellowknife Project"), both located in the Northwest Territories, Canada;

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in November 2017, the Company acquired 100% of the outstanding shares of Blue Rock Mining S.A.C. ("Blue Rock"), a wholly-owned subsidiary of Lupaka Gold Corp. ("Lupaka"), which resulted in the acquisition of the Crucero Gold Project (the "Crucero Project"), located in Southeastern Peru;

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

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in January 2018, the Company acquired 100% of three mining claims contiguous with the western boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project; and

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in May 2018, the Company acquired 100% of two mining claims contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project.

The Company continues to review potential acquisition opportunities, with a focus on large-scale, bulk mineable gold and gold-copper projects in mining friendly jurisdictions in the Americas.

Material Properties

The Company's principal exploration properties are its São Jorge, Titiribi, La Mina, Whistler, Cachoeira, and Crucero projects.

São Jorge Gold Project

The São Jorge Project originally consisted of eleven exploration concessions at the time of the Company's acquisition of BGC in November 2013.  In 2016, eight of the eleven exploration concessions were not renewed and in 2017, four new exploration concessions were applied for and granted.  Along with the three exploration concessions remaining from the BGC acquisition, the number of exploration concessions now totals seven covering 45,997 hectares.  In March 2017, the Company submitted to the Brazilian National Department of Mining Production (now the National Mining Agency") ("ANM") four license applications located east and west and contiguous to, and on trend, with the São Jorge deposit.  These licenses were granted by the ANM in 2018.

In 2013, the Company submitted a Final Report to the ANM for exploration concession ANM no.850.058/2002 to convert the exploration concession to a mining concession. If approved by the ANM, the Company will have one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further studies and environmental licenses.  There is no assurance that such reports will be accepted or that such applications will be approved by ANM, however given the exploration expenditures and mineral resource outlined on this concession, the Company is currently of the opinion that there is no reason that approval would not be granted.

During the year ended November 30, 2018, the Company incurred $125,490 of expenditures on the São Jorge Project. These expenditures included consulting fees to vendors who provided geological and technical services, license application fees, and expenditures for camp maintenance costs. The Company had previously planned an extensive exploration program of $3.9 million for the São Jorge Project. However, given existing market conditions, the Company has determined to defer such program pending improvements in such market conditions. The Company intends to maintain the São Jorge Project in good standing.

For further information on the São Jorge Project, please refer to the technical report by Porfirio Rodriguez, BSc (Min Eng), MAIG and Leonardo de Moraes, BSc (Geo), MAIG, titled "São Jorge Gold Project, Pará State, Brazil. Independent Technical Report on Mineral Resources", with an effective date of November 22, 2013, a copy of which is available under the Company's profile at www.sedar.com.

Titiribi Gold-Copper Project

The Titiribi Project is located in central Colombia, approximately 70 kilometres southwest of the city of Medellin in the department of Antioquia and is comprised of one concession that covers an area of approximately 3,919 hectares. The Titiribi Project is road accessible by paved highway from Medellin with high power electrical lines passing within 3 kilometres.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

The Titiribi Project consists of several near surface gold-copper porphyry and associated epithermal gold systems. A total of nine mineralized areas have been identified to date, including the Cerro Vetas, Chisperos and NW Breccia deposits. Other peripheral targets include: Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita. A total of 270 diamond drill holes, totaling 144,779 metres, have been drilled at the Titiribi Project.

During the year ended November 30, 2018, the Company incurred $455,201 of expenditures on the Titiribi Project. Expenditures included camp maintenance costs and consulting fees to vendors who provided geological and technical services. There are no drill programs currently planned for this project in 2019. The Company intends to maintain the Titiribi Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2019.

In July 2015, Sunward Resources Ltd. ("Sunward"), a wholly-owned subsidiary of Sunward Investments Limited, was notified that an individual had filed a lawsuit in the Fifth Court of Orality of Circuit of Medellin, Colombia to advance a verbal process. Previously, on April 28, 2014, Sunward received notice that such individual had filed an arbitral action against Sunward pursuant to the arbitration clause contained in an easement agreement under which Sunward had acquired certain land access rights at the Titiribi Project. The individual alleges that a local water source had been affected as a result of Sunwardꞌs drilling activities at the Titiribi Project and is seeking, amongst other things, damages totalling COP 2,623,203,975 (approximately US$893,000). Previously, during 2013, Corantioquia, the environmental agency for the Colombian State of Antioquia, investigated allegations that a local water source had been affected as a result of Sunwardꞌs drilling activities at the Titiribi Project and on December 12, 2013, Corantioquia issued resolution No. 13128232 dismissing the allegations, as the environmental agency's internal studies showed that the water table levels were within acceptable, documented norms. The allegations made in the private action are the same ones as those investigated and dismissed by Corantioquia in 2013. The Company has engaged legal counsel in Colombia to vigorously and expeditiously defend the Company's position. In November 2017, in second instance at the Administrative Tribunal of Antioquia, the Court dismissed all the allegations as no damages were found to have occurred and filed the case. The plaintiff has appealed, and the case will now proceed to be heard in the Supreme Court. The Company believes that this action is without merit, but it is too early to predict the outcome of the process or the ultimate impact.

In late 2017, the municipal council of Titiribi voted in favor of prohibition on metallic mining in the municipality, which resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia.  Subsequently, the municipality called for a municipal referendum to determine whether to amend its applicable zoning to prohibit metallic mining activities in the municipality. In February 2018, the Administrative Tribunal of Antioquia issued a decision in which it determined that the referendum may proceed. Such referendum was originally scheduled to be held in April 2018. However, it has since been suspended until further notice.   Along with others in the industry, Sunward commenced a challenge of this decision and the proposed referendum with the applicable State council.  In October 2018, Sunward received notice that the state council had issued a decision, which, among other things, declared the February 2018 decision of the Administrative Tribunal of Antioquia null and void and ordered it to consider Sunward's arguments and issue a new ruling on the matter within 15 days. In November of 2018, the Administrative Tribunal of Antioquia decided to maintain its ruling approving the referendum and can now proceed to schedule a referendum. The Constitutional Court declared the act of municipalities prohibiting mining through popular consultations as unconstitutional. This decision obliges other courts and authorities including the Municipality of Titiribi to uphold this declaration.  The Company will continue to vigorously defend its rights to the Titiribí Project.

For further information regarding the Titiribi Project and the resource estimate, please refer to the technical report titled "Technical Report on the Titiribi Project Department of Antioquia, Colombia", prepared by Joseph A. Kantor, MMSA, and Robert E. Cameron, Ph.D., MMSA, of Behre Dolbear & Company (USA), Inc., dated October 28, 2016, a copy of which is available under the Company's profile at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

La Mina Gold Project

On May 30, 2017, the Company acquired a 100% interest in the La Mina Project as a result of its acquisition of Bellhaven. The La Mina Project is located in central Colombia, approximately 41 kilometres southwest of the city of Medellin in the department of Antioquia and approximately 6 kilometres southeast of the Company's Titiribi Project. The La Mina Project is comprised of two concessions that cover an area of approximately 3,200 hectares.

During the year ended November 30, 2018, the Company incurred $327,996 of expenditures on the La Mina Project. Expenditures included surface rights lease payments and expenses associated with camp maintenance. The Company intends to maintain the La Mina Project in good standing. The Company currently has no exploration programs planned for the La Mina Project in 2019.

On May 31, 2018, the Fredonia Municipal Council passed a resolution in favor of restricting mining in the municipality that was signed by the mayor of Fredonia on June 9, 2018.  This municipal resolution was rejected by the Governor of Antioquia and now is before the Administrative Tribunal of Antioquia.  The Company presented documentation in support of the Governor's objections and awaits the judicial process and ruling.  The Company has reviewed the municipality's actions with its legal advisors and believes that any municipal ban would be unconstitutional.  In the event the resolution passes, the Company will vigorously defend its rights to the La Mina Project through the higher courts of Colombia.

For further information regarding the La Mina Project and the resource estimate, please refer to the technical report titled "NI 43-101 Technical Report, Bellhaven, La Mina, Antioquia, Republic of Colombia", prepared by Scott E. Wilson, C.P.G. of Metal Mining Consultants, Inc., dated December 8, 2016, with an effective date of October 24, 2016.

Whistler Gold-Copper Project

The Whistler Project, located 150 kilometres northwest of Anchorage, is comprised of 304 Alaska State Mineral Claims covering an area of 17,000 hectares. Exploration programs can be conducted from a 50-person all season exploration camp fully-equipped with an airstrip, 38 KW diesel generator, water well, septic system, fuel storage facility and assorted mobile equipment. The Whistler deposit and several adjacent prospects are connected to the camp and airstrip by a 6 kilometre access road.

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Company has recognised a rehabilitation provision of $299,845 as at November 30, 2018, to comply with such laws and regulations.

During the year ended November 30, 2018, the Company incurred $279,461 of expenditures on the Whistler Project. Expenditures included expenses associated with camp maintenance costs and fees to certain service providers that provided professional services. The Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2019.

For further information regarding the Whistler Project, please refer to the technical report on the Whistler Project titled "NI 43-101 Resource Estimate for the Whistler Project", which has an effective date of March 24, 2016 (amended and re-stated on May 30, 2016), authored by Gary H. Giroux, P.Eng., M.A.Sc., a copy of which is available under the Company's profile at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Cachoeira Gold Project

The Cachoeira Project is located in Pará State, Brazil, approximately 250 kilometres southeast of Belém, the capital of Pará State and 270 kilometres northwest of the port city of São Luis in Maranhão State. The Cachoeira Project comprises one contiguous block consisting of three mining and three exploration licenses covering 5,677 hectares.

In 2014, the Company submitted an assessment plan for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies, to the ANM in 2014. The Company notes that such assessment plan does not constitute a preliminary economic assessment within the meaning of NI 43-101 and no production decision with respect to the project has been made to date. In 2015, the Company continued working with its consultants to obtain a Preliminary Environmental License from the Secretaria de Estado de Meio Ambiente/Pará ("SEMA"). The Company submitted the requisite Environmental Impact Assessment to SEMA in 2013 in connection with the licensing process. On December 19, 2014, a public hearing was held in connection with the license application. This hearing was validated by SEMA for the purpose of the continuation of the analysis of the licensing process and, in September 2015, the Company received comments from SEMA as a result of its review of the Company's application and related materials, requesting additional work on the environmental studies to be performed by the Company. On August 15, 2018, the Company received additional requests from SEMA to address several items in the application, and in November and December 2018, the Company submitted to SEMA additional technical information as requested.

Pursuant to the mining licenses underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014.  Prior to this date, the Company submitted an application to ANM requesting an extension of two years.  The ANM informed the Company that such extension was not required until related environmental licenses have been granted, at which time the Company may apply for an extension of two years. While such extension have been granted by ANM in the past, there can be no assurance that such an extension will be granted on terms acceptable to the Company or at all. If an environmental license and the license extension described above are received, the Company intends to evaluate whether to conduct additional engineering or other studies with respect to further development of the Cachoeira Project, in which case, the Company will have an additional six months to implement an operational mining facility on the Cachoeira Project.

During the year ended November 30, 2018, the Company incurred $309,704 of expenditures on the Cachoeira Project. Expenditures included license extension fees and expenditures for exploration, socio-economic, environmental and permitting activities.

On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net production royalty on the Company's Cachoeira Project in consideration for 698,161 GoldMining Shares and US$133,320 in cash. The GoldMining Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Royalty Purchase Agreement. As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33% and a minimum payment of US$100,000 per year in lieu of the royalty if production has not commenced by October 3, 2014. In March 2018, the Company received a court summons from the remaining royalty holder with respect to the annual payment in lieu of the royalty for years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from the obligation to make such annual payments on the basis that mining operations at Cachoeria have not begun due to the environmental agency having not issued, in a timely fashion, the necessary licenses for the operator of the mine. The Court has accepted the Company's case and the judge has requested witnesses for the Plaintiff to testify in Court. A date for the case to be heard by the lower Court has not been set but is expected later in 2019.

For further information regarding the Cachoeira Project, please refer to the technical report by Gregory Z. Mosher and Michael F. O’Brien titled "Technical Report and Resource Estimate on the Cachoeira Property, Para State, Brazil", with an effective date of April 17, 2013, and amended and restated as of October 2, 2013. A copy of the technical report is available under the Company's profile at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Crucero Gold Project

On November 20, 2017, the Company acquired a 100% interest in the Crucero Project located in the Department of Puno in southeastern Peru. The Crucero Project is comprised of three mining and five exploration concessions with an aggregate area of 4,600 hectares which are held by the Company's subsidiary, Blue Rock Mining S.A.C. The three mining concessions are held through a 30-year assignment agreement from a third party running until 2038 and are subject to certain net smelter return royalties of 1% to 5% based on the monthly gold price. The Crucero Project is located 150 kilometres northeast of the city of Juliaca and is accessible by paved road from Juliaca to the town of Crucero, with the remaining 50 kilometres to site by gravel road.

During the year ended November 30, 2018, the Company incurred $49,614 of expenditures on the Crucero Project. Expenditures included land fee payments and consulting fees to vendors who provided geological and technical services.

The Company intends to maintain the Crucero Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2019. In December of 2017, the Company completed a technical report for the Crucero Project.

For further information regarding the Crucero Project, please refer to the technical report on the Crucero Project titled "NI 43-101 Resource Estimate for the Crucero Property, Carabaya Province, Peru", with an effective date of December 20, 2017 and was authored by Greg Z. Mosher, P.Geo., a copy of which is available under the Company's profile at www.sedar.com.

Other Properties

In addition to the above projects, the Company, through its wholly owned subsidiaries, holds the following interests in other properties:

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Yellowknife Project – The Company holds a 100% interest in the Yellowknife Gold Project, which is comprised of 25 mining leases and 5 mineral claims with an aggregate area of approximately 9,704 hectares. The Yellowknife Gold Project includes five gold deposits, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake. The Yellowknife Gold Project is located 50 to 90 kilometres north of the city of Yellowknife in the Northwest Territories. The Nicholas Lake-Ormsby property is subject to a 2.25% net smelter return royalty, including a US$20,000 per year annual advance royalty payment and the Goodwin Lake Property is subject to a 2% net smelter returns royalty.

In July 2017, the Company acquired the Yellowknife Gold Project and assumed a provision for reclamation related to the restoration of the camp sites. As at November 30, 2018, the Company has recognised a rehabilitation provision of $496,116 for the Yellowknife Gold Project.

During the year ended November 30, 2018, the Company incurred $450,971 of expenditures on the Yellowknife Gold Project, which included expenditures for royalty payments and consulting fees to vendors who provided geological and technical services related to land surveying, permitting, licensing, and camp maintenance. The Company currently intends to maintain the Yellowknife Gold Project in good standing.

On January 24, 2018, the Company completed the acquisition of three mining claims covering a total area of 1,798 hectares, which are contiguous with the western boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Gold Project. On May 11, 2018, the Company completed the acquisition of two additional mining claims (collectively, the "N1 and N2 claims") covering a total area of 618 hectares, which are contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby property. In connection therewith, the vendor was granted a 1% net smelter royalty with respect to the N1 and N2 claims upon commercial production.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

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Rea Project – the Company indirectly holds a 75% interest and Orano Canada Inc. (formerly Areva Resources Canada Inc.) holds the remaining 25% interest in the Rea Project. The Rea Project is located in northeastern Alberta, Canada, approximately 185 kilometres northwest of Fort McMurray. The Rea Project consists of 16 contiguous exploration permits, which cover an area of 125,328 hectares in the western part of the Athabasca Basin and surrounds the Maybelle project held by Orano. Pursuant to a review of the Caribou Protection Plan (the "CPP") announced by the Alberta Department of Environment and Parks in 2016, no new applications for land tenure were accepted by the Department of Coal and Mineral Development, Alberta Energy. An extension on filing mineral assessment reports was granted by the Department of Coal and Mineral Development, Alberta Energy to GoldMining. The extension states that until the CPP is finalized, no metallic and industrial mineral permits will be cancelled and mineral assessment reports normally due to maintain permits in good standing will not be required. Once the CPP is finalized, permit and assessment report timelines will be extended accordingly. Extensions will take into consideration any new or existing surface restrictions and time needed to obtain exploration approvals. The Company will plan future programs once this review has been completed. For further information respecting the Rea Project, please refer to the technical report prepared by Irvine R. Annesley, Ph.D., P. Geo and Roy Eccles, M.Sc, P.Geol, titled, "Technical Report on the Rea Property, Northeastern Alberta" with an effective date of September 12, 2014, a copy of which is available under the Company's profile at www.sedar.com.

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Surubim Project – the Company currently indirectly holds a 100% interest in the Surubim Project located in Pará State, Brazil. The Surubim Project consists of three exploration licenses for a total area of 8,476 hectares. Two of the smaller non-core concessions with a total area of 2,076 hectares are under appeal and the Company is awaiting a decision by the ANM. On October 3, 2014, a final exploration report presenting the results of exploration work conducted on the property by BGC, including drilling programs for the largest exploration concession within the Surubim Project, was submitted to the ANM. Provided that the ANM approves the submitted report, the Company would then have one year following such approval to present additional required studies to the ANM and obtain environmental licensing, if the Company wishes to proceed with further work on the concession. The Company is currently seeking to renegotiate the agreement underlying one of the exploration licences underlying the Surubim Project, which required a payment to be made to the counterparty in March 2018. Please see "Contractual Obligations – Surubim Project" for further information.

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Boa Vista Project – the Company, through its interest in the Boa Vista Gold joint venture ("BVG"), currently indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil.  The Boa Vista Project consists of three exploration licenses for a total area of approximately 12,889 hectares.  The Company submitted a Final Exploration Report for two of the three exploration licenses in February 2018 (ANM no.850.759/2006 and 850.353/2010) and a Final Report for another exploration license on January 23, 2019 (ANM no.850.643/2006).  The Final Exploration Report must be accepted by the ANM, subject to rights of appeal, in order to maintain the concessions.  There is no assurance that ANM will accept the Final Exploration Reports. BGC, is currently renegotiating certain terms and payments that were due in September 2018with respect to certain mineral rights relating to the Boa Vista Project. Please see "Contractual Obligations – Boa Vista Project" for further information.

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Batistão Project – the Company currently indirectly holds a 100% interest in the Batistão Project located in Mato Grosso State, Brazil. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental License, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the current market conditions and gold price, which has deteriorated since the Final Exploration Report was submitted to the ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

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Montes Áureos and Trinta Projects – the Company currently holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. The Company is in the process of applying for the mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM and there is no assurance that such applications will be approved by ANM.

The Company currently intends to hold these early stage properties in good standing with the intention of selling or entering into option agreements with interested parties in the future.

Material Properties Outlook

As previously disclosed, the Company is focused on identifying and completing additional acquisitions to further build shareholder value. In furtherance thereof, the Company has determined to focus expenditures related to its existing project portfolio on project maintenance and low-cost exploration programs. Certain of the Company's properties, including its Boa Vista, Surubim and La Mina projects are subject to ongoing option and other agreements that require additional payments by the Company. Please see "Contractual Obligations" for further information. While the Company currently intends to complete such option requirements and other obligations, in the event that the Company determines not to proceed with, or otherwise fails to make such payments, its interests in such projects may be lost. In addition, the Company plans to renegotiate certain existing property agreements and commitments in order to better position itself for its long-term strategy and that reflect current market conditions. There can be no assurance that any renegotiation will be achieved on preferential terms or at all.

Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations for the years ended November 30, 2018, 2017 and 2016 should be read in conjunction with its audited consolidated financial statements and related notes for the year ended November 30, 2018.

Selected Financial Information

The following tables set out selected financial information with respect to the Company's operations for each of the years ended November 30, 2018, 2017 and 2016.

	November 30, 2018	November 30, 2017	November 30, 2016
Total assets ($)	73,041,626	79,117,593	57,861,506
Total non-current liabilities ($)	795,960	783,028	298,117
Net loss for the year ($)	6,596,404	7,727,143	7,536,983
Net loss per share, basic and diluted ($)	0.05	0.06	0.08
Weighted average number of shares outstanding, basic and diluted	135,074,277	124,100,317	98,200,853

The Company has not realized any significant revenues in any of such financial periods. The Company did not declare any dividends during the years ended November 30, 2018, 2017 and 2016.

Year ended November 30, 2018 compared to the year ended November 30, 2017

During the year ended November 30, 2018, the Company incurred total expenses of $6,853,139 compared to $7,919,258 during the year ended November 30, 2017. This decrease was primarily the result of lower non-cash share-based compensation, consulting fees, and general and administrative expenses, partially offset by higher exploration expenses.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

General and administrative expenses were $1,399,034 in the year ended November 30, 2018, compared to $1,890,258 in the year ended November 30, 2017. The decrease was primarily the result of lower communications and marketing expenses, partially offset by an increase in transfer agent and regulatory fees. General and administrative expenses included communications and marketing expenses of $453,305 ($1,100,536 for 2017), transfer agent and regulatory fees of $445,231 ($230,321 for 2017), office and rental expenses of $395,667 ($472,280 for 2017), and insurance fees of $104,830 ($87,121 for 2017).

Directors' fees, salaries and benefits, which include management and personnel salaries, were $1,209,854, for the year ended November 30, 2018, compared to $1,133,730 for 2017. This increase was primarily due to changes in personnel in 2018.

Exploration expenses were $2,006,181 in the year ended November 30, 2018, compared to $1,654,578 in the year ended November 30, 2017. The increase was primarily the result of the addition of the Yellowknife Gold Project, the La Mina Project, and the Crucero Project subsequent to the second quarter of 2017. Exploration expenses consisted primarily of consulting fees of $547,779 ($210,365 for 2017) to vendors who provided geological and technical services respecting the Company's projects, exploration and field expenses of $525,668 ($545,208 for 2017), payroll and personnel expenses of $214,384 ($97,117 for 2017), and other exploration expenses of $718,350 ($801,888 for 2017) including surface rights payments required to maintain the projects in good standing.

Exploration expenses on a project basis were as follows for the periods indicated:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2018	2017	November 30, 2018
	($)	($)	($)
Titiribi	455,201	469,592	1,109,302
Yellowknife	450,971	60,551	511,522
La Mina	327,996	235,424	563,420
Cachoeira	309,704	496,771	5,675,044
Whistler	279,461	255,371	1,243,256
São Jorge	125,490	128,459	760,148
Crucero	49,614	-	49,614
Surubim	-	1,314	209,772
Montes Áureos and Trinta	-	390	1,818,298
Rea	-	-	265,930
Batistão	-	-	30,902
Other Exploration Expenses	7,744	6,706	1,558,390
Total	2,006,181	1,654,578	13,795,598

Non-cash share-based compensation expenses were $1,079,506 in the year ended November 30, 2018, compared to $1,672,133 in the year ended November 30, 2017. This decrease was the result of less share option grants at a lower share price in 2018. The options were granted to directors, officers, employees and consultants of the Company, have a weighted average exercise price of $0.88 per GoldMining Share ($1.70 for 2017) and are valid for a period of five years.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Consulting fees paid to corporate development, information technology and human resources service providers were $412,363 in the year ended November 30, 2018, compared to $730,953 in the year ended November 30, 2017. The decrease was primarily the result of lower corporate development activities in the current year.

Professional fees were $446,715 in the year ended November 30, 2018, compared to $514,862 in the same respective period of 2017. The decrease for the year ended November 30, 2018 was primarily the result of decreased audit and tax service fees, and legal and advisory services in relation to corporate activities.

The Company's share of loss on its investment in the Boa Vista Project is loss incurred on the joint venture was due primarily to expenses paid to maintain the Boa Vista Project. The Boa Vista Project remains an exploration project at this stage.

During the year ended November 30, 2018, the Company incurred a net loss of $6,596,404, or $0.05 per share on a basic and diluted basis, compared to $7,727,143, or $0.06 per share, on a basic and diluted basis for the respective period of 2017.

Year ended November 30, 2017 compared to the year ended November 30, 2016

During the year ended November 30, 2017, the Company incurred total operating expenses of $7,919,258 compared to $7,603,988 during the same period of 2016. This increase was primarily the result of higher exploration costs, directors' fees, personnel salaries and benefits, and share-based compensation, partially offset by a decrease in general and administrative expenses.

General and administrative expenses were $1,890,258 for the year ended November 30, 2017, compared to $2,810,013 for the year ended November 30, 2016. This decrease was primarily the result of lower general and administrative expenses in Canada, which included investor communications and marketing expenses of $1,289,960 ($2,353,091 for 2016), office and rental expenses of $205,938 ($169,885 for 2016), transfer agent and regulatory fees of $228,651 ($110,584 for 2016), insurance fees of $87,491 ($67,571 for 2016) and telecommunication fees of $78,218 ($108,882 for 2016).

Directors' fees, salaries and benefits, which include management and personnel salaries, were $1,133,730, for the year ended November 30, 2017, compared to $796,641 for 2016. This increase was primarily due to the addition of personnel as a result of the completion of certain acquisitions, and bonus payments in 2017.

Exploration expenses were $1,654,578 for the year ended November 30, 2017, compared to $1,328,588 for the year ended 2016. This increase was primarily the result of increased exploration activity on the Titiribi Project, the La Mina Project and the Yellowknife Project. Exploration expenditures for the fiscal year ended 2017 consisted primarily of consulting services, land fees and surface rights payments required to maintain the projects in good standing, including an accrued payment to certain royalty holders of $386,640 for the Cachoeira Project ($402,870 for 2016), an annual land payment of $236,650 ($240,742 for 2016) for the Whistler Project, consulting fees of $210,365 ($338,422 for 2016) to vendors who provided geological and technical services respecting the Company's projects, exploration and field expenses of $545,208 ($247,259 for 2016), primarily relating to project maintenance, and payroll and personnel expenses of $97,117 ($62,289 for 2016).

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Exploration expenses on a project basis for the periods indicated were as follows:

			For the period from
	For the year		incorporation,
	ended November 30,		September 9, 2009, to
	2017	2016	November 30, 2017
	($)	($)	($)
Cachoeira	496,771	490,320	5,365,339
Titiribi	469,592	184,509	654,101
Whistler	255,371	409,930	963,795
La Mina	235,424	-	235,424
São Jorge	128,459	116,720	634,658
Yellowknife	60,551	-	60,551
Surubim	1,314	8,166	209,772
Montes Áureos and Trinta	390	-	1,818,298
Rea	-	101,726	265,930
Batistão	-	-	30,902
Other Exploration Expenses	6,706	17,217	1,550,646
Total	1,654,578	1,328,588	11,789,416

Non-cash share-based compensation expenses were $1,672,133 for the year ended November 30, 2017 compared to $1,351,988 for the year ended November 30, 2016. This increase was a result of options granted in 2017. During this year ended November 30, 2017, options were granted to directors, officers, employees and consultants of the Company. Such options have a weighted average exercise price of $1.70 per GoldMining Share ($0.88 for 2016) and are valid for a period of five years.

Consulting fees paid to corporate development, information technology and human resources service providers, were $730,953 for the year ended November 30, 2017, compared to $654,864 for the year ended November 30, 2016. This increase in consulting fees during the year ended November 30, 2017 was attributed to the Company's continuous effort to actively identify projects that present compelling value for the Company's shareholders.

Professional fees were $514,862 for the year ended November 30, 2017, compared to $345,078 for the year ended November 30, 2016. This increase was primarily the result of increased legal and advisory services in relation to corporate and transactional activities.

The Company's share of loss on its investment in the Boa Vista Project was $34,003 for the year ended November 30, 2017 compared to $61,389 for the year ended November 30, 2016. The loss incurred on the joint venture was due primarily to expenses paid to maintain the Boa Vista Project. The Boa Vista Project remains an exploration project at this stage.

During the year ended November 30, 2017, the Company incurred a net loss of $7,727,143, or $0.06 per share on a basic and diluted basis, compared to $7,536,983, or $0.08 per share, on a basic and diluted basis for the year ended November 30, 2016.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Three months ended November 30, 2018 compared to the three months ended November 30, 2017

For the three months ended November 30, 2018, the Company incurred total operating expenses of $2,139,699, compared to $2,512,852 for the same period of 2017. The decrease was primarily the result of decreased share-based compensation, general and administrative expenses, professional fees and consulting fees, partially offset by increased exploration expenses.

Exploration expenses were $1,100,278 in the fourth quarter of 2018, compared to $1,028,260 in the same period of 2017. This slight increase was primarily the result of increased exploration activity on the Yellowknife Gold Project, the La Mina Project, and the Crucero Project. The most significant components of exploration expenditures in the fourth quarter of 2018 comprised an annual land payment for the Whistler Project of $233,714.

Exploration expenses on a project basis were as follows for the periods indicated:

	For the three months ended
	November 30, 2018	November 30, 2017
	($)	($)
Yellowknife	364,139	51,513
Whistler	246,745	244,271
Cachoeira	202,353	394,779
La Mina	144,931	159,068
Titiribi	110,948	140,005
São Jorge	28,977	36,938
Other Exploration Expenses	2,185	1,686
Total	1,100,278	1,028,260

General and administration expenses were $228,494 in the fourth quarter of 2018, compared to $411,930 in the same period of 2017, as a result of a decrease in marketing activities in the fourth quarter of 2018.

In the fourth quarter of 2018, the Company incurred a net loss of $2,099,120, or $0.02 per share on a basic and diluted basis, compared to $2,463,449, or $0.02 per share, on a basic and diluted basis, for the same period of 2017.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

For the quarter ended	Net loss ($)	Basic and diluted net loss per share ($)
November 30, 2018	2,099,120	0.02
August 31, 2018	1,401,258	0.01
May 31, 2018	1,563,846	0.01
February 28, 2018	1,532,180	0.01
November 30, 2017	2,463,449	0.02
August 31, 2017	2,145,122	0.02
May 31, 2017	1,608,319	0.01
February 28, 2017	1,510,253	0.01

Expenses incurred by the Company are typical of junior exploration companies. The Company's fluctuations in net loss from quarter to quarter were mainly related to exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters.

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated.

	As at November 30, 2018 ($)	As at November 30, 2017 ($)
Cash and cash equivalents	9,644,214	13,961,100
Working capital	8,204,324	11,654,533
Total assets	73,041,626	79,117,593
Total current liabilities	1,756,404	2,690,840
Accounts payable and accrued liabilities	1,714,636	2,634,799
Total non-current liabilities	795,960	783,028
Shareholders' equity	70,489,262	75,643,725

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at November 30, 2018, the Company had cash and cash equivalents totalling $9,644,214 (2017 - $13,961,100) and $316,514 in other current assets (2017 - $384,273). The Company had accounts payable and accrued liabilities of $1,714,636 at November 30, 2018, compared to $2,634,799 at November 30, 2017. The decrease in accounts payable and accrued liabilities was primarily a result of a decrease in trade payables of $1,435,686 (2017 - $2,472,541), comprised primarily of an advanced royalty payment accrual of $522,200 for the Cachoeira Project as at November 30, 2018, compared to $1,563,210 as at November 30, 2017. As at November 30, 2018, the Company had working capital of $8,204,324 (2017 - $11,654,533) which indicates the Company has enough current assets to cover its current liabilities.

The Company currently intends to hold its early stage properties in good standing with the intention of advancing them once the junior resource sector, capital markets and precious metals prices improve. Certain of the Company's properties, including its Boa Vista, Surubim and La Mina projects are subject to ongoing option and other agreements that require additional payments by the Company. Therefore, the Company must continue incurring various surface rights lease payments, land fee payments, royalty payments, license application and extension fees, and camp maintenance costs. Based upon management's decision to maintain its current projects in good standing, management believes that available cash will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects. Future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, which the Company may obtain through equity and/or debt financing.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

The Company's ability to meet its obligations and finance exploration and development activities over the long-term depends on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all.

Contractual Obligations

The following table summarizes the Company’s contractual obligations, including payments due for each of the next five years and thereafter:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Office and Storage Leases	242,672	146,803	95,869	-	-
Land Access Agreement(1)	24,782	24,782	-	-	-
Mineral Rights Agreement(1)	1,245,999	1,245,999	-	-	-
Mineral Property Option Agreement(1)	1,032,596	1,032,596	-	-	-
Surface Rights Lease Agreement(2)	305,924	33,253	133,010	66,505	73,156
Total Contractual Obligations	2,851,973	2,483,433	228,879	66,505	73,156

(1)	Payment is converted from R$ to C$ using the period end exchange rate of R$2.9053/C$1.
(2)	Payment is converted from US$ to C$ using the period end exchange rate of US$0.7518/C$1.

General and Administrative

The Company is renting or leasing various offices and storage spaces located in Canada, Brazil and Colombia with total monthly payments of $19,787. These lease agreements expire between January 2019 and March 2021. Payments required under the land access agreements related to the Company's Brazilian properties are expected to be $24,782 for the year ending November 30, 2019.

Mineral Projects

Boa Vista Project

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold ("BVG"), and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%. BGC can re-purchase each 1.5% net smelter return royalty for US$2,000,000.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, BVG was required to pay R$3,620,000 in September 2018 to the counterparty thereunder, failing which the counterparty may seek to terminate the agreement, subject to a cure period.

BVG is currently renegotiating the terms of the mineral rights agreement with respect to the aforementioned payments. There can be no assurance that any renegotiation will be achieved on preferential terms or at all

Surubim Project

BGC entered into an option agreement (the "Jarbas Agreement") on February 11, 2010, as amended January 16, 2011 and March 23, 2015, pursuant to which BGC acquired its interest in one of the three exploration licenses by making certain payments. A final payment of R$3,000,000 was payable in March 2018, failing which the counterparty may seek to terminate the agreement, subject to a cure period, and require that such licence be transferred to it. BGC is in the process of seeking to negotiate alternative terms for such payment. There can be no assurance that any renegotiation will be achieved on preferential terms or at all

Pursuant to an option agreement between BGC and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, BGC was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the ANM granting a mining concession over one of the exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession and the contiguous La Garrucha concession. The La Garrucha concession is partially covered by a surface rights lease agreement and the surface option agreement as outlined below;

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017 and November 5, 2018 (the "La Garrucha Lease Agreement"), the Company can lease the surface rights over La Garrucha by making payments totaling US$500,000 as follows:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019;
●	US$25,000 in December 2019;
●	US$25,000 in June 2020;
●	US$25,000 in December 2020;
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022;
●	US$25,000 in December 2022; and
●	US$30,000 in December 2022.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017 and November 5, 2018 (the "La Garrucha Option Agreement"), the Company can purchase the La Garrucha concession by making an option payment of US$650,000 on December 6, 2022.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended November 30, 2018 was $5,228,129 compared to $5,565,634 during the year ended November 30, 2017. Significant operating expenditures during the current year included general and administrative expenses, directors' fees, salaries and benefits, consulting fees and mineral property expenditures. The decrease of net cash used in operating activities is primarily due to the Company's decrease in general and administrative expenses, and consulting fees, partially offset by the increase in mineral property expenditures.

Investing Activities

Net cash used in investing activities during the year ended November 30, 2018 was $121,824, compared to $2,357,115 during the year ended November 30, 2017. Investments in exploration and evaluation assets total $106,824 during the year ended November 30, 2018, compared to $2,330,357 during the year ended November 30, 2017. The decrease in 2018 was due to a decrease in acquisition activities. In 2017, the Company acquired the La Mina, the Yellowknife, and the Crucero projects.

Financing Activities

Net cash provided by financing activities during the year ended November 30, 2018 was $1,063,026 compared to $546,827 during the year ended November 30, 2017. The Company received $1,071,842 from the exercise of options and warrants during the year ended November 30, 2018, compared to $540,470 from the exercise of options and warrants during the year ended November 30, 2017.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the year ended November 30, 2018, the Company entered into the following related party transactions:

●

The Company incurred $51,163 ($83,000 for 2017) in consulting fees for corporate development consulting services paid to Arash Adnani, a direct family member of a director. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at November 30, 2018, $4,200 was payable to such related party (2017: $11,021). The Company also granted options to the related party and the fair value of the options recognized as expensed during the year ended November 30, 2018 was $25,605 ($100,500 for 2017), using the Black-Scholes option pricing model.

●

The Company incurred $18,600 ($77,943 for 2017) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by Arash Adnani, a direct family member of a director. As at November 30, 2018, $nil was payable to such related party (2017: $1,995).

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Trade payables at November 30, 2018 include $243,860 due to certain key management personnel for the reimbursement of annual land fees for the Whistler Project incurred on behalf of the Company in November 2018. The Company settled this amount in December 2018.

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2018, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Management and directors' fees, for the year ended November 30, 2018 and 2017 are as follows:

	For the year
	ended November 30,
	2018	2017
	($)	($)
Management Fees(1)	191,978	238,674
Director and Officer Fees(1)	375,455	391,257
Share-based compensation	714,850	788,263
Total	1,282,282	1,418,194

(1)

Total directors' fees, salaries and benefits of $1,209,854 (2017: $1,133,730) disclosed on the consolidated statement of comprehensive loss for the year ended November 30, 2018, includes $154,423 and $37,555 (2017: $165,113 and $73,561) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $375,455 (2017: $391,257) in fees paid to the Company's president and directors, and $642,421 (2017: $503,799) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the year ended November 30, 2018 was $1,282,282 ($1,418,194 for 2017). Compensation is comprised entirely of employment and similar forms of remuneration. Management includes the Chief Executive Officer ("CEO"), who is also a director of the Company, and Chief Financial Officer ("CFO").

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 3 of our audited consolidated financial statements for the year ended November 30, 2018 and November 30, 2017.

Adoption of New and Amended Accounting Standards

The accounting policies adopted are consistent with those of the previous financial year. The Company adopted the following new accounting standard effective December 1, 2017:

Amendments to IFRS 2 Share-based Payment

In June 2016, amendments to IAS 2 were issued to clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The adoption of these amendments did not have an impact on the audited consolidated financial statements.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

At the date of approval of the consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective. The standards, amendments and interpretations issued, which the Company reasonably expects to be applicable at a future date, are listed below. The Company intends to adopt those standards, amendments and interpretations when they become effective. The Company is in the process of assessing the impact of those standards on the consolidated financial statements, and intends to adopt those standards, amendments and interpretations when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of "IFRS 9 Financial Instruments" which reflects all phases of the financial instruments project and replaces "IAS 39 Financial Instruments: Recognition and Measurement" and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application was before February 1, 2015.

IFRS 16 Leases

In January 2016, the IASB published a new standard, IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019. The Company is in the process of assessing the impact of IFRS 16 on the consolidated financial statements.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, available-for-sale securities, and security deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to the BVG Joint Venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

The following table sets forth the Company's financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at November 30, 2018, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement.

	November 30, 2018
	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	9,644,214	-	-	9,644,214
Available-for-sale securities	15,000	-	-	15,000

	November 30, 2017
	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	13,961,100	-	-	13,961,100
Available-for-sale securities	20,000	-	-	20,000

The valuation techniques used to measure fair value are as follows:

●	The fair value of available-for-sale securities is determined by obtaining the quoted market price of the available-for-sale security and multiplying it by the quantity of shares held by the Company.

Financial risk management objectives and polices

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, Brazilian Reals, Colombian Pesos, Peruvian Soles, and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company's functional currency, being the Canadian dollar. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2018	2017
	($)	($)
Assets
United States Dollar	29,738	60,259
Brazilian Real	43,761	20,041
Colombian Peso	72,114	45,246
Total	145,613	125,546

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

The Company's sensitivity analysis suggests that a consistent 5% change in the foreign currencies to Canadian dollar exchange rate on the Company's financial instruments based on balances at November 30, 2018 would be $7,281 (2017: $6,453).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company does not believe it is exposed to material interest rate risk related to this instrument. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances, the goods and service tax receivable ("GST"), the harmonized sales tax receivable ("HST") and refundable cash advances towards contemplated transactions.

The Company mitigates credit risk associated with its bank balance by only holding cash with large, reputable financial institutions.

The GST and HST receivable include amounts that have been accumulated to date in the Company. At November 30, 2018, $68,367 (2017: $70,345) of the balance was GST and HST receivable due from the Canadian Government Taxation Authority.

When entering into property acquisition agreements, the Company uses industry standard agreements and initial payments or advances prior to closing of transactions are meant to be refundable in the event completion of a transaction is not attained. Furthermore, deposit amounts are kept to a minimum in order to mitigate any credit risk associated with a pending transaction.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company's current cash reserves, its network of sophisticated and accredited investors from which to raise capital and the Company's ability to respond appropriately to negative market conditions, it has sufficient working capital for its present obligations for at least the next twelve months commencing from November 30, 2018. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of the financing will be favourable. The Company's working capital as at November 30, 2018 was $8,204,324. The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to the BVG Joint Venture and due to related parties are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company's profitability is dependent on the prices of the minerals it is able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. The Company currently has no mines in production and therefore has limited exposure to commodity price risk.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

The Company's ability to raise capital to fund exploration and development activities is subject to risks associated with fluctuations in the market price of precious metals and other commodities. The Company monitors commodity prices to help determine the appropriate course of action to be taken.

Outstanding Share Data

As at the date hereof, the Company has 137,376,318 GoldMining Shares outstanding. In addition, the following options and warrants are currently outstanding:

Share Options

The outstanding share options to purchase GoldMining Shares as at the date of this MD&A are summarized as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
February 6, 2020	0.71	1,244,000
April 1, 2021	0.73	1,403,000
July 24, 2021	1.00(1)	26,738(1)
August 18, 2021	2.51	50,000
October 6, 2021	2.50	55,000
January 17, 2022	2.01	70,000
March 1, 2022	1.74	198,000
April 4, 2022	1.75	100,000
July 22, 2022	1.69	3,358,750
October 27, 2022	1.55	50,000
January 30, 2023	1.34	50,000
February 28, 2023	1.23	435,000
March 29, 2023	1.21	100,000
April 20, 2023	1.20	200,000
November 26, 2023	0.78	2,720,000
January 2, 2024	0.78	40,000
January 14, 2024	0.95	50,000
		10,150,488

(1)

Pursuant to the Arrangement with Bellhaven, the Company assumed the Bellhaven Options from Bellhaven, whereby each Bellhaven Option exercised will be converted into 0.25 of a GoldMining Share. There are currently 106,952 Bellhaven Options exercisable at $0.25 per option. Therefore, the 106,952 Bellhaven Options may be converted into 26,738 GoldMining Shares at an exercise price of $1.00 per GoldMining Share.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

Warrants

The outstanding warrants as at the date of this MD&A are summarized as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
May 29, 2019(1)	2.00(2)	250,000(2)
May 30, 2019(1)	2.00(3)	645,937(3)
June 23, 2019(1)	0.90(4)	387,500(4)
November 08, 2019	3.50	1,290,366
November 14, 2019	3.50	1,048,188
November 15, 2019	3.50	140,075
January 5, 2020	0.75	846,180
January 6, 2020	0.75	3,405,806
January 26, 2020	0.75	643,636
		8,657,688

(1)	Pursuant to the Arrangement with Bellhaven, the Company assumed the Bellhaven Warrants from Bellhaven, and each Bellhaven Warrant became exercisable into 0.25 of a GoldMining Share.
(2)

There are currently 1,000,000 Bellhaven Warrants exercisable at $0.50 per warrant with an expiry of May 29, 2019. Therefore, the 1,000,000 Bellhaven Warrants will be exercisable into 250,000 GoldMining Shares at $2.00 per GoldMining Share.

(3)

There are currently 2,583,750 Bellhaven Warrants exercisable at $0.50 per warrant with an expiry of May 30, 2019. Therefore, the 2,583,750 Bellhaven Warrants will be exercisable into 645,937 GoldMining Shares at $2.00 per GoldMining Share.

(4)

There are currently 1,550,000 Bellhaven Warrants exercisable at $0.225 per warrant with an expiry of June 23, 2019. Therefore, the 1,550,000 Bellhaven Warrants will be exercisable into 387,500 GoldMining Shares at $0.90 per GoldMining Share.

Risk Factors

A comprehensive discussion of risk factors is included in the Company’s most recently filed Annual Information Form and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Management performed an evaluation of the design and operating effectiveness of the Company's Disclosure Controls and Procedures ("DC&P"), as defined by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52-109"). This evaluation was performed under the supervision of and with participation by the Company's CEO and CFO. Management concluded the Company's DC&P were effective as at November 30, 2018 to provide reasonable assurance that (a) material information relating to the Company and its consolidated subsidiaries would have been made known to them and by others within those entities; and (b) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within required time periods.

Internal Controls over Financial Reporting

In accordance with NI 52-109, management is responsible for establishing and maintaining adequate DC&P and Internal Control Over Financial Reporting ("ICFR").  On June 19, 2018, the Company graduated from the TSX-V and commenced trading on the TSX.  The Company's CEO and CFO will be required to file certifications relating to DC&P and ICFR for the Company in connection with its interim and annual filings, commencing with the fiscal year ended November 30, 2018.

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission ("2013 COSO framework") as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2018, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. There were no changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three-month period ended November 30, 2018.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2018

While management of the Company have designed the Company’s DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Additional Information

Additional information regarding the Company, including the Company's most recently filed Annual Information Form, are available on SEDAR at www.sedar.com.

Paulo Pereira, President of the Company, has reviewed and approved the scientific and technical information contained in this MD&A. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a qualified person as defined in NI 43-101 and is a member of the Association of Professional Geoscientists of Ontario.